SECURIT [redacted] SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 48582

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MARTIN CURRIE INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 AVENUE OF THE AMERICAS, SUITE 3010
(No. And Street)

NEW YORK, (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMIE SANDISON (212) 258-1900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SEC Mail Processing Section

FEB 26 2009

Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31

OATH OR AFFIRMATION

I, JAMIE SANDISON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTIN CURRIE INVESTOR SERVICES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT, DIRECTOR & CCO

Title

Ellen Fergione

Notary Public

Commission Expires Feb 28 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Martin Currie Investor Services, Inc.

We have audited the accompanying statement of financial condition of Martin Currie Investor Services, Inc. (the "Company") as of December 31, 2008, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Currie Investor Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates, LLP

New York, New York
February 10, 2009

MARTIN CURRIE INVESTOR SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 1,495,610
TOTAL ASSETS	$ 1,495,610

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Federal Income Tax Payable	$ 118,115
Accrued Expense	13,000
Payable to Related Party	489,562
State and Local Tax Payable	45,634
TOTAL LIABILITIES	666,311
Shareholder's Equity:	
Common Stock $.01 Par Value, 3,000 Shares Authorized 1,000 Shares, Issued and Outstanding	10
Paid in Capital	44,990
Retained Earnings	784,299
TOTAL SHAREHOLDER'S EQUITY	829,299
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,495,610

The accompanying notes are an integral part of these financial statements.

MARTIN CURRIE INVESTOR SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE:	
Fee Income	$ 2,116,388
TOTAL REVENUE	2,116,388
EXPENSES:	
Commission Expense	723,322
Management Expense	868,102
Professional Fees	44,036
Other Expenses	1,151
TOTAL EXPENSES	1,636,611
Net Income Before Income Tax Expense	479,777
Income Tax Expense	219,645
NET INCOME	$ 260,132

The accompanying notes are an integral part of these financial statements.

MARTIN CURRIE INVESTOR SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Shareholder's Equity
Shareholder's Equity - December 31, 2007	$ 10	$ 44,990	$ 524,167	$ 569,167
Net Income	-	-	260,132	260,132
Shareholder's Equity - December 31, 2008	$ 10	$ 44,990	$ 784,299	$ 829,299

The accompanying notes are an integral part of these financial statements.

MARTIN CURRIE INVESTOR SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:		
Net Income		$ 260,132
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Decrease in State and Local Income Tax Receivable	$ 21,946	
Decrease in Receivable from Affiliate	26,874	
Increase in Federal Income Tax Payable	95,006	
Increase in Accrued Expenses	500	
Increase in Payable to Related Party	489,562	
Increase in State and Local Income Tax Payable	45,634	
Total Adjustments		679,522
Net Cash Provided by Operating Activities		939,654
NET CHANGE IN CASH		939,654
Cash at December 31, 2007		555,956
Cash at December 31, 2008		$ 1,495,610
Supplemental Disclosure of Cash Flow Information:		
Income Taxes Paid During the Year		$ 57,059

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND OPERATIONS

Martin Currie Investor Services, Inc. (the "Company") was incorporated in the State of Delaware on August 31, 1995 and was registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") on April 24, 1996 (commencement of operations). The Company was organized as a wholly owned subsidiary of Martin Currie Limited.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of deposits with financial institutions, which are invested in money market instruments and short-term commercial paper.

Revenue is recognized when earned on the accrual basis.

For US federal income tax purposes, the Company is subject to graduated corporate income tax rates between 15% and 35% in the aggregate. Because the Company and Martin Currie, Inc. ("Inc."), a wholly owned subsidiary of the Company's parent, constitute a controlled group of corporations within the meaning of the Internal Revenue Code, the benefit of graduated rates is allocated among the members of the controlled group. The Company is also subject to New York State and City income tax. For the year ended December 31, 2008 the provision for income taxes was $219,646.

Fair Value Measurement - Definition and Hierarchy: On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital of $829,299, which was $784,878 in excess of its required net capital of $44,421.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company and Inc. have entered into a marketing agreement whereby the Company receives 40% of the management fee earned by Inc. from new clients introduced to Inc. by the Company. In turn, the Company pays 15% of the management fee to its registered representatives as commissions in the first year and 12.5% in the second year. For the year ended December 31, 2008, $2,116,388 of fee income has been earned and commission expense of $723,322 has been incurred.

Inc. has incurred and agreed to pay certain fees and overhead costs of the Company. Inc. has also agreed to make available office space, office equipment and certain administrative and related services to the Company. The allocation of these costs is based on the relative proportion of sales made by the sales team who are based in the New York office which is shared by the Company and Inc. These proportions will be reviewed on a regular basis.

Martin Currie Investment Management Limited ("MCIM"), the main operating subsidiary of the Martin Currie group, has incurred overhead costs on behalf of the Company. The allocation of these costs is based on the percentage of time spent by support services and is marked up by 10%. The percentage allocation will be reviewed on a regular basis.

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2008, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

SUPPLEMENTAL INFORMATION

MARTIN CURRIE INVESTOR SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

CREDITS	
Shareholder's Equity	$ 829,299
DEBITS	
Non-Allowable Assets and Other Deductions	- 0 -
Net Capital	$ 829,299
Minimum Net Capital (The greater of 5,000 or 6.67% of aggregate indebtedness)	44,421
Excess Net Capital	$ 784,878
Aggregate Indebtedness	$ 666,311
Ratio of Aggregate Indebtedness to Net Capital	0.80 to 1

Reconciliation With the Company's Computation
(Included in SEC Form X-17a-5 Part IIA as of December 31, 2008)

Net Capital as Reported in the Company's Initial Filing of the Unaudited X-17a-5 Part IIA as of December 31, 2008	$ 849,721
Adjustment: Increase in Income Tax Expense	20,422
Net Capital Per Above	$ 829,299
Aggregate Indebtedness as Reported in the Company's Initial Filing of the unaudited X-17a-5 Part IIA as of December 31, 2008	$ 645,889
Adjustment: Increase in Income Tax Payable	20,422
Aggregate Indebtedness Per Above	$ 666,311

MARTIN CURRIE INVESTOR SERVICES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholder of
Martin Currie Investor Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Martin Currie Investor Services, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates, LLP

New York, New York
February 10, 2009

MARTIN CURRIE INVESTOR SERVICES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2008

MARTIN CURRIE INVESTOR SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2008

MARTIN CURRIE INVESTOR SERVICES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

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